SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                             ______________________

                                 SCHEDULE 14D-9

                  Solicitation/ Recommendation Statement Under
             Section 14(d)(4) of the Securities Exchange Act of 1934

                             ______________________

                               CB BANCSHARES, INC.

                            (Name of Subject Company)

                               CB BANCSHARES, INC.

                      (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $1.00 Per Share

                         (Title of Class of Securities)

                                    124785106

                      (CUSIP Number of Class of Securities)

                             ______________________

                                 Dean K. Hirata
                               CB Bancshares, Inc.
                               201 Merchant Street
                             Honolulu, Hawaii 96813
                                 (808) 535-2500

 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
           Communications on Behalf of the Person(s) Filing Statement)

                             ______________________


                                 With copies to:

                               Fred B. White, III
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                Four Times Square
                            New York, New York 10036
                                 (212) 735-3000

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

NEWSPAPER ADVERTISEMENT PUBLISHED BY CB BANCSHARES IN HAWAII LOCAL PRINT MEDIA:


PUBLIC HEARING
Monday, December 8, 9:30 am o Hawaii State Capitol Auditorium
HOW DO YOU FEEL ABOUT A
HOSTILE TAKEOVER OF CITY BANK?

If you're concerned about the proposed hostile takeover of City Bank you now have an opportunity to speak out.
The State of Hawaii's Division of Financial Institutions will hold a public hearing on this important issue on Monday, December 8th, in the State Capitol Auditorium. This is your chance to tell government how you feel about a proposed merger of Hawaii's fourth and fifth largest banks, that is likely to cause:
o  Reduced competition
o  Branch closings
o  Elimination of jobs
o  Disruption to customers and communities
o  Fewer bank choices for Hawaii's small businesses
o  An overall negative impact on Hawaii's economy.

To testify, it is requested that you submit written testimony by Wednesday, December 3rd. Send your testimony to:
Division of Financial Institutions
State of Hawaii
P.O. Box 2054 Honolulu, HI 96805

For more information on the hearing and how to express your opinion, call 535-2586.
SPEAK OUT.
You owe it to yourself and to your community.

[logo of CB Bancshares, Inc.]                        [Logo of City Bank]

This message presented in the public interest by CB Bancshares, Inc. Investors should read CB Bancshares' SEC filings at www.sec.gov.

Subject to future developments, CB Bancshares may file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 relating to any tender/exchange offer made by Central Pacific Financial Corp. Shareholders of CB Bancshares are advised to read CB Bancshares' Solicitation/Recommendation Statement on Schedule 14D-9 when such document becomes available because it will contain important information. Shareholders of CB Bancshares and other interested parties may obtain, free of charge, copies of the Schedule 14D-9 (when available) and other documents filed by CB Bancshares with the SEC at the SEC's internet website at www.sec.gov. Each of these documents (when available) may also be obtained, free of charge, by calling investor relations at CB Bancshares at 808-546-8413.